EXHIBIT 16

September 26, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 26, 2008, of Qualstar Corporation and are in agreement with the statements contained in the first sentence of the first paragraph and the statements contained in the second paragraph on page two therein.

We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP